UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2009

BLINK LOGIC INC.
(Exact name of registrant as specified in its charter)

Nevada	**001-05996**	**91-0835748**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lindaro Street, Suite 350, San Rafael, CA 94901
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (415) 721-0452

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Changes in Registrant's Certifying Accountant

Item 4.01 - Changes in Registrant's Certifying Accountant

As described in Items 4.01(a) and (b) below, Blink Logic Inc. (the "Company") was informed by KPMG LLP ("KPMG") of their decision to decline to stand for re-appointment as independent registered public accounting firm for the year ended December 31, 2009. The Company has appointed SingerLewak LLP as its independent registered public accounting firm, effective as of May 1, 2009 and for the year ended December 31, 2009. As described in Item 4.01(a) below, the change in independent registered public accounting firm is not the result of any disagreement with KPMG.

Item 4. 01(a) Previous Independent Accountants

Information Required by Item 304(a)(1) of Regulation S-K.

(i) On April 29, 2009, the Company was informed by KPMG of its decision to decline to stand for re-appointment as independent registered public accounting firm for the Company for the year ended December 31, 2009, because the Company no longer has its main operations in Canada.

(ii) The audit reports of KPMG LLP on the consolidated financial statements of Blink Logic Inc. (and subsidiaries) as of and for the years ended December 31, 2008 and 2007, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG LLP's report on the consolidated financial statements of Blink Logic Inc. (and subsidiaries) as of and for the years ended December 31, 2008 and 2007, contained a separate paragraph stating that "the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty".

 (iii) During the two most recent fiscal years ended December 31, 2007 and December 31, 2008 and the subsequent interim period to April 29, 2009, there have been no disagreements (pursuant to Regulation S-K, Item 304(a)(1)(iv)) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of such disagreements in its reports on the financial statements for such years.

(iv) During the Company's two most recent fiscal years ended December 31, 2007 and December 31, 2008 and the subsequent interim period to April 29, 2009, there have been no "Reportable Events" (as defined in Regulation S-K, Item 304(a)(1)(v)), except as described below:

> As set forth in Item 9A(T) of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company and KPMG identified material weaknesses in internal controls over financial reporting and such item is incorporated herein by reference. The Company has authorized KPMG to respond fully to any inquiries by SingerLewak LLP regarding the material weaknesses in internal controls set forth in the Annual Report on Form 10-K.

(v) We have furnished KPMG with a copy of the foregoing disclosures and requested that KPMG provide us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated May 22, 2009, is filed as Exhibit 16.1 to this Form 8-K.

Item 4.01(b) New Independent Accountants

On May 1, 2009, the Board of Directors of the Company approved the engagement of SingerLewak LLP, 10960 Wilshire Blvd., Suite 1100, Los Angeles, CA 90024 as our independent registered public accounting firm for the year ended December 31, 2009.

The Company has not consulted with SingerLewak LLP during our two most recent fiscal years or during any subsequent interim period prior to its appointment as auditors regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided that SingerLewak LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   <u>Exhibits</u>

16.1   -   Letter from KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2009

BLINK LOGIC INC.
(Registrant)

By:/
L.R. Bruce
Chief Financial Officer

EXHIBIT LIST

16.1   -   Letter from KPMG LLP

Exhibit 16.1



KPMG LLP
Chartered Accountants
Suite 2000
160 Elgin Street
Ottawa, ON K2P 2P8
Canada

Telephone   (613) 212-KPMG (5764)
Fax   (613) 212-2896
Internet   www.kpmg.ca

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Blink Logic Inc. and, under the date of April 13, 2009, we reported on the consolidated financial statements of Blink Logic Inc. as of and for the years ended December 31, 2008 and 2007. On April 29, 2009, we declined to stand for reelection. We have read Blink Logic's statements included under Item 4.01 of its Form 8-K/A dated May 22, 2009, and we agree with such statements.

Very truly yours,

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Ottawa, Canada
May 22, 2009